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Exhibit 21.1

List of Subsidiaries

Year Ended December 31, 2007

Name of Subsidiary or Entity	Place of Incorporation
Digimarc ID Systems II, LLC	Delaware
Digimarc ID Systems (UK) Limited	United Kingdom
Digimarc ID Systems Canada Co.	Canada
Digimarc ID Systems Brasil, Ltda.	Brazil
SIA Digimarc ID Systems Latvia	Latvia
Digimarc ID Systems Colombia, LTDA	Colombia
Digimarc ID Systems S.A. de C.V.	Mexico

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  Exhibit 21.1